Exhibit 99.3

JEFFERY R. BRAY AS SHAREHOLDER REPRESENTATIVE

FOR CERTAIN SHAREHOLDERS OF UPHEALTH, INC.

Board of Directors of UpHealth, Inc.

14000 S. Military Trail

Suite 203

Delray Beach, FL 33484

Dear Board Members:

I hope you are all doing well. I am acting as the representative of certain stockholders of UpHealth, Inc. (the “Company”), who are parties to the attached Voting Agreement and who collectively own a majority of the outstanding common stock of the Company. While we are pleased to learn more about the potential hiring of Mr. Sam Mackey as the Company’s new CEO and any other positive developments you wish to share with us, we are troubled by the precipitous decline in the trading price of the Company’s common stock in recent months. This is a concern that you undoubtedly share.

Mindful of the above, and with a view towards enhancing the productive alignment between the Company’s Board and its stockholders, we request the following:

1. A meeting between the Board and our majority stockholder group, to be scheduled as soon as possible, to discuss the current posture of the Company and to understand the actions/strategies that the Board and officers of the Company, as well as the Company’s consultants, are taking to address the decline in the Company’s trading price; and

2. Prompt confirmation in writing from the Board that we will be permitted to nominate a slate of three extremely well-qualified directors for consideration and possible election by the stockholders, to fill the three soon-to-be open Board seats, at the 2022 Annual Meeting of Stockholders.

Please contact me as soon as possible to arrange for the requested meeting and to provide the requested confirmation. On behalf of the certain stockholders identified in the attached, we look forward to a productive and meaningful dialog and to a positive path forward for the Company.

Sincerely,

_/s/ Jeffery R. Bray
Jeffery R. Bray
Email: jeff@jeffbray.com

cc: Eric Lenzen, Dykema Gossett PLLC